

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

> **Re: Alliance Data Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed your letter dated August 13, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 20, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 38

1.   You state in prior comment 3 that no specific disclosures were made in your Form 10-K
        because the impact of the change in sponsor mix was not material to your results of
        operations. Tell us how you considered the impact of the change in sponsor mix on your
        trends (i.e., deferred service revenue that is recognized ratably). We note your disclosure
        in your Form 10-Q for the quarterly period ended June 30, 2010 regarding the negative
        impact of this change on your Adjusted EBITDA. In this regard, explain why you
        believe the impact was not material to your trends at the time of preparing your Form 10-
        K.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

2010 Third Quarter and Full-Year Outlook, page 32

2.   We note the disclosure added to your MD&A as outlined in your response to prior
        comment 3. Consider explaining that while you believe that your reward programs tends
        to be resilient during economic swings that there would be an impact to your sponsor mix
        that could result in lower-priced miles being issued. In addition, expand your discussion
        of your results to also explain why a change in sponsor mix impacts your margins. In this
        regard, you should indicate that the change in sponsor mix results in more lower-priced
        miles being issued. You should also explain the reason for this change in sponsor mix
        and whether this change has continued into 2010.

3.   We note that you identified miles issued as a key metric and have included related
        disclosure regarding this metric. Tell us whether you consider revenue per mile
        redeemed to be a key metric (i.e., without breakage impact). This metric appears to have
        had a significant impact on your revenue and on your growth rates. Please advise.

4.   We note your disclosure that you expect LoyaltyOne to report a decline in year-over-year
        adjusted EBITDA primarily due to the run-off of deferred revenue related to the
        conversion of a certain split-fee to non-split fee program. You indicate in response to
        prior comment 10 that this program conversion resulted in a reduction of deferred
        breakage to be recognized as revenue. Tell us and disclose the nature or reason for the
        conversion effect and the "run off" trend impact. Please ensure that your disclosure
        clarifies that you will continue to recognize a reduced amount of revenue associated with
        breakage as compared to historical periods. In addition, since the trends in your breakage

revenue and redeemed revenue are in different directions, explain why you do not separately disclose and analyze the amounts recognized for each of these revenue streams.

Results of Continuing Operations

Three months ended June 30, 2010 compared to the three months ended June 30, 2009

Segment Information

Adjusted EBITDA, page 39

5.   For your Private Label Services and Credit segment, please explain your computations of adjusted EBITDA margins on a conformed basis to exclude securitization funding costs for the three and six months ended June 30, 2009. In this regard, explain how removing the securitization funding costs for 2009 results in a lower margin than reported. Ensure that your explanation adequately addresses the change in adjusted EBITDA margin on a conformed basis. In addition, please reconcile your disclosure that funding costs for the three and six months ended June 30, 2009 were $103.6 million and $197.6 million, respectively, to your disclosures of 2009 funding costs on pages 37 and 42.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Johnson, Staff Attorney, at (202) 551-3503, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3488 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief